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                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                       1300 SOUTH CLINTON STREET
                                                            FORT WAYNE, IN 46802

                                                               MARY JO ARDINGTON
                                                       ASSOCIATE GENERAL COUNSEL
                                                             Phone: 260-455-3917
                                                               Fax: 260-455-5135
                                                        MaryJo.Ardington@LFG.com

October 2, 2008

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:  The Lincoln National Life Insurance Company
     Lincoln Life Variable Annuity Account N (File No. 811-08517)
     CIK No. 0001048606
     Lincoln ChoicePlus Assurance (Bonus) (File No. 333-36304)
     SEC Accession No. 0000726865-08-000644
     Request for Withdrawal of Post-Effective Amendment No. 30
     Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "1933 Act"), The Lincoln National Life Insurance Company (the "Company") and Lincoln Life Variable Annuity Account N (the "Separate Account") hereby request the withdrawal of the above-referenced post-effective amendment to their registration statement on Form N-4, filed with the Securities and Exchange Commission on May 29, 2008 (the "Amendment"), and any subsequent amendments associated with the Amendment.

The Amendment has not yet become effective, but was to become effective on October 10, 2008. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

A new amendment under Rule 485(a) will be filed as soon as a separate amendment under Rule 485(b) becomes effective.

If you have any questions regarding this matter, please contact the undersigned at (260) 455-3917.

Sincerely,

/s/ Mary Jo Ardington

Mary Jo Ardington
Associate General Counsel